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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2017
Washington DC
414

SEC FILE NUMBER
8- 52675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jacques Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15430 Avery Road
(No. and Street)

Rockville	MD	20855
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Jacques (301) 738-1303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph W. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jacques Financial, LLC, as of December 31, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Operations Manager
Title

[signature]
Notary Public Notary expires 08-29-2017


ANNE E. JEFFRESS
NOTARY
PUBLIC
MONTGOMERY COUNTY, MD

This report ** contains (check all applicable boxes):

XX (a) Facing Page.
XX (b) Statement of Financial Condition.
XX (c) Statement of Income (Loss).
XX (d) Statement of Changes in Financial Condition.
XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
XX (g) Computation of Net Capital.
XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
XX (l) An Oath or Affirmation.
XX (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.


ANNE E. JEFFRESS
NOTARY
PUBLIC
MONTGOMERY COUNTY, MD

State of Maryland
County of Montgomery

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2017 by Joseph W. Jacques proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public [signature] Notary expires 08-29-2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Jacques Financial, LLC:

We have audited the accompanying statement of financial condition of Jacques Financial, LLC (the Company) as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacques Financial, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II, III and IV (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Jacques Financial, LLC's financial statements. The supplemental information is the responsibility of Jacques Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III and IV, are fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 27, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE℠

JACQUES FINANCIAL, LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2016

CONTENTS

JACQUES FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	185,028
Commissions Receivable		226,380
Total Current Assets		411,408
OTHER ASSETS		
Investments		102,026
Total Assets	$	513,434

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Members' Equity		513,434
Total Liabilities and Members' Equity	$	513,434

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Commissions	$ 5,170,674
Interest Income	109
Total Revenues	5,170,783
EXPENSES	
Operations Management Services	1,582,977
Employee Compensation and Benefits	268,843
Licenses and Permits	14,391
Other Expenses	27,602
Professional Fees	9,610
Total Expenses	1,903,423
Net Income	$ 3,267,360

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance at January 1, 2016	$ 1,246,074
Net Income	3,267,360
Distributions	(4,000,000)
Balance, December 31, 2016	$ 513,434

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 3,267,360
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Assets and Liabilities:	
Decrease in Commissions Receivable	24,555
Net Cash Provided by Operating Activities	3,291,915
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in Investments	(13)
Net Cash Used by Investing Activities	(13)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(4,000,000)
Net Cash Used by Financing Activities	(4,000,000)
Net Decrease in Cash	(708,098)
CASH	
Cash at Beginning of Year	893,126
Cash at End of Year	$ 185,028

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Jacques Financial, LLC, a Maryland limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000 as a limited liability company. The Company elected S-Corporation on November 9, 2012. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The Company operates its broker/dealer business on the fully disclosed basis.

For the year ended December 31, 2016, the broker/dealer business accounted for 100% of total revenue.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition – Commissions revenue is recorded on a trade-date basis.

Commissions Receivable – Commissions receivable represent commissions due from various mutual fund families and annuities. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Investments – Investments consist of money market funds, which are generally not subject to market value fluctuations.

Income Taxes – On November 9, 2012, the Company elected to be taxed as an S-Corporation. The members are taxed on their share of Company earnings. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. In general, the prior three years' tax returns, filed with various taxing agencies, are open to examination.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 at December 31, 2016. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $511,393 at December 31, 2016, which satisfied the net capital requirements.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to the management agreement, Jacques & Associates Certified Public Accountants LLC, is responsible for rent, utilities, salaries and wages, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general and administrative office expenses paid on behalf of the Company. For the year ended December 31, 2016, the Company paid $1,582,977 in Operations Management Services. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5 – CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds and annuities for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

NOTE 6 – OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 9 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and

indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

NOTE 10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

JACQUES FINANCIAL, LLC
AT DECEMBER 31, 2016

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Members' Equity from Statement of Financial Condition	$ 513,434
Deductions and/or Charges	–
Non-Allowable Assets	–
Other Deductions and/or Charges	–
Net Capital before Haircuts on Securities Positions	513,434
Haircuts on Securities	
Other Securities	(2,041)
Net Capital	$ 511,393

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 461,393
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 60,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	0.00%

See independent auditor's report

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(D)(4)

Net Capital per Unaudited FOCUS	$ 511,393
Adjustments:	
Deductions	-
Total adjustments	-
Net Capital per Audited FOCUS	$ 511,393

SCHEDULE IV

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15C3-3 AS OF DECEMBER 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

JACQUES FINANCIAL, LLC

REPORT PURSUANT TO RULE 17A-5 (D)

REPORT ON EXEMPTION PROVISIONS

FOR THE YEAR ENDED DECEMBER 31, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Jacques Financial, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Jacques Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Jacques Financial, LLC stated that Jacques Financial, LLC met the identified exemption provisions throughout the year ended December 31, 2016, without exception. Jacques Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jacques Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 27, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™



JACQUES
FINANCIAL

15430 AVERY ROAD
ROCKVILLE, MD 20855
ph (301) 738-1303
fax (301) 738-1305
JACQUESFINANCIAL.COM

Assertions Regarding Exemption Provisions

We, as members of management of Jacques Financial, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ending December 31, 2016.

Jacques Financial, LLC

By:



Joseph W. Jacques
Operations Manager, CCO

2-27-17
(Date)

JACQUES FINANCIAL, LLC

REPORT ON THE SIPC ANNUAL ASSESSMENT

REPORT PURSUANT TO RULE 17A-5(E)4

FOR THE YEAR ENDED DECEMBER 31, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To Members
Jacques Financial, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Jacques Financial, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Jacques Financial, LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Jacques Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 27, 2017

Jacques Financial, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

	Amount
Total assessment	$ 1
SIPC-6 general assessment Payment made on November 11, 2016	(1)
Less remaining overpayment	(109)
SIPC-7 general assessment Filed on February 8, 2017	-
Total assessment balance (overpayment carried forward)	$ (109)